Exhibit 99.1

Corporate Communications

CNH Industrial announces senior appointments

London, UK June 18, 2015

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that Annalisa Stupenengo has been appointed Brand President of FPT Industrial, the Company’s powertrain business.

Ms Stupenengo replaces Giovanni Bartoli who will retire on June 30, following 40 years with CNH Industrial and former group companies. CNH Industrial would like to thank Mr Bartoli for his many years of dedication and commitment to our company.

Annalisa Stupenengo was previously Chief Purchasing Officer and is being replaced by Sergio Carpentiere, currently Head of EMEA Powertrain Purchasing for Fiat Chrysler Automobiles (a sister company of CNH Industrial). Mr Carpentiere will also become a member of the Group Executive Council (GEC), which is the highest executive decision-making body within CNH Industrial outside of its Board of Directors.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: cnhindustrial.com

Media contacts:

Richard Gadeselli

Vice President Corporate Communications

Tel: +44 2077 660 346

Email: mediarelations@cnhind.com

www.cnhindustrial.com

CNH Industrial N.V.

Corporate Office:

25 St James’s Street,

London, SW1A 1HG

United Kingdom